HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074
TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

November 20, 2007	FILE NO: 36330.000132

VIA ELECTRONIC TRANSMISSION (EDGAR)

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Attention:	Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance

The Brink’s Company

Definitive 14A

Filed March 23, 2007

File No. 001-09148

Dear Mr. Morris:

Set forth below are the responses of The Brink’s Company (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 26, 2007 (the “Comment Letter”), to Mr. Michael T. Dan, the Company’s Chairman and Chief Executive Officer, with respect to the Company’s definitive proxy statement on Schedule 14A filed with the Commission on March 23, 2007 (the “2007 Proxy Statement”).

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Audit and Ethics Committee, page 3

1. Please provide specific disclosure with respect to related person transactions, including detail regarding the review and approval of related person transactions, including the types of transactions covered and the standards to be applied. Refer to Item 404(b) of Regulation S-K.

Securities and Exchange Commission

November 20, 2007

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 404(b) of Regulation S-K is required in future filings, the Company will provide specific disclosure with respect to related person transactions, including detail regarding the review and approval of related person transactions, including the types of transactions covered and the standards to be applied.

Process for Setting Executive Compensation, page 7

2. Please more fully disclose the functions performed by your compensation consultants. For each consultant, please disclose the nature and scope of the assignment and any other material elements of the consultants’ functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 407(e)(3)(iii) of Regulation S-K is required in future filings, the Company will disclose more fully the functions performed by any compensation consultants engaged to determine or recommend the amount or form of executive or director compensation, including the nature and scope of the assignment and any other material elements of the consultants’ functions.

Market Competitiveness, page 8

3. Please identify the companies to which you benchmark your compensation and discuss in greater detail how your benchmark companies were selected. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 402(b) of Regulation S-K is required in future filings, the Company will identify the companies to which it benchmarks its compensation, including, if applicable, different benchmarking groups used for different elements of the Company’s compensation program, and discuss how the benchmark companies were selected. In addition, the Company will disclose the actual percentiles for total compensation and each benchmarked element of compensation for the period to which the disclosure in the future filing relates. The Company will also include a

Securities and Exchange Commission

November 20, 2007

discussion of where it targets each element of compensation against the peer companies and where actual payments fall within targeted parameters. Finally, the Company will provide an explanation to the extent that actual compensation falls outside a targeted percentile range.

Program Components, page 9

4. Please analyze the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers’ compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 402(b) of Regulation S-K is required in future filings, the Company will disclose the specific factors considered by the Compensation and Benefits Committee (the “Committee”) in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

5. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 402(b) of Regulation S-K is required in future filings, the Company will provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers, including specific contributions the Committee considered in its evaluation and, if applicable, how specific contributions were weighted and factored into specific compensation decisions.

Management Performance Improvement Plan, page 10

6. Please provide a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Disclose the specific items of company performance and individual objectives used to

Securities and Exchange Commission

November 20, 2007

determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 402(b) of Regulation S-K is required in future filings, the Company will provide a quantitative discussion of the terms of the necessary targets to be achieved in order for its named executive officers to earn their incentive compensation. In addition, the Company will disclose the specific items of company performance and individual objectives used to determine incentive amounts and how the incentive awards are specifically structured around such performance goals and individual objectives. Finally, the Company will provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Summary Compensation Table, page 15

7. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please disclose how and why the compensation of Mr. Dan differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 402(b) of Regulation S-K is required in future filings, the Company will disclose how and why the compensation of Mr. Dan differs so widely from that of the other named executive officers to the extent it so differs. In addition, to the extent that policies or decisions relating to a named executive officer are materially different from those of the other officers, the Company will disclose such policies or decisions on an individualized basis.

Securities and Exchange Commission

November 20, 2007

8. Please consider whether your annual incentive awards are a part of a non-equity incentive plan. The table reflects your view that payments under the Key Employee Incentive Plan are discretionary bonuses. However, the Grants of Plan-Based Awards table seems to indicate that KEIP awards are made pursuant to a non-equity award plan. If you do not believe that the awards are made under a plan, please revise your disclosure and the appropriate table to address Question 4.02 of the Compliance and Disclosure Interpretations dated February 12, 2007.

Response:

The Company acknowledges the Staff’s comment. The Company has reviewed the Key Employees Incentive Plan (the “KEIP”), Item 402(c) of Regulation S-K, including the related definitions in Item 402(a) of Regulation S-K, and Question 4.02 of the Compliance and Disclosure Interpretations, dated February 12, 2007, and, based on such review, the Company has determined that awards under the KEIP are more appropriately characterized as discretionary bonuses. Accordingly, to the extent the disclosure required by Item 402(c) of Regulation S-K is required in future filings, the Company will include payments under the KEIP in the “Bonus” column of the Summary Compensation Table and will not include KEIP awards in the Grants of Plan-Based Awards Table.

9. Refer to footnote (2). To the extent special awards are granted outside your normal compensation structure, please provide a materially complete discussion of the circumstances surrounding the award. In this case, please disclose the basis for the award and describe the work performed.

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 402(c) of Regulation S-K is required in future filings, the Company will provide a materially complete discussion of the circumstances surrounding any special award granted outside the Company’s normal compensation program, including the basis for the award.

Potential Payments Upon Termination or Change in Control, page 32

10. Where appropriate, please include an expanded discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please disclose in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Securities and Exchange Commission

November 20, 2007

Response:

The Company acknowledges the Staff’s comment. To the extent the disclosure required by Item 402(b) of Regulation S-K is required in future filings, the Company will include a discussion of the processes and procedures by which it determined the size and features of the termination and severance packages of its named executive officers. In addition, the Company will disclose how these arrangements fit into its overall compensation objectives and affect the decisions it made regarding other compensation elements.

11. Your tables beginning on page 42 indicate that upon a change in control you will pay your named executive officers the value of all outstanding MPIP awards “deemed to be earned at 150% of the specified target amount.” Please revise your narrative disclosure to clearly explain this feature of your termination and severance package.

Response:

The Company acknowledges the Staff’s comment. The Company, however, respectfully notes that the treatment of outstanding awards under the Management Performance Improvement Plan (“MPIP”) upon a change in control of the Company is fully disclosed under “Grants of Plan-Based Awards — Management Performance Improvement Plan Awards — Management Performance Improvement Plan” beginning on page 19 of the 2007 Proxy Statement. Because the treatment of outstanding MPIP awards upon a change in control of the Company was already disclosed in the description of the material terms of the MPIP and the applicable footnotes to the tables beginning on page 42 of the 2007 Proxy Statement include specific references to MPIP awards, the Company did not believe that it was necessary to include duplicative disclosure in the narrative or the applicable footnotes. However, to the extent the disclosure required by Item 402(j) of Regulation S-K is required in future filings, the Company proposes to include a cross-reference in the applicable footnotes to the narrative that discusses the treatment of outstanding MPIP awards upon a change in control of the Company.

* * * * * *

Securities and Exchange Commission

November 20, 2007

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8717 or, in my absence, W. Lake Taylor, Jr. of this office at (804) 788-8563.

Very truly yours,

/s/ Louanna O. Heuhsen
Louanna O. Heuhsen

cc:	Mr. Ronald L. Turner
Mr. Roger G. Ackerman
Mr. Murray D. Martin
Mr. Carl S. Sloane
Mr. Michael T. Dan
Mr. Robert T. Ritter
Mr. Frank T. Lennon
Mr. Austin F. Reed
Mr. Michael J. McCullough
Mr. W. Lake Taylor, Jr.